Section 2.3 of the Bylaws of Woodward Governor Company as adopted by the Board of Directors at their meeting on January 15, 1996, to read as follows:

	RESOLVED FURTHER, that the first sentence of Section 2.3 of the Bylaws of the Corporation is amended and restated in its entirely to read as follows:

	Each stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and in accordance with the provisions of these bylaws shall, except as otherwise provided by the Certificate of Incorporation, be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period.

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Section 2.3 of the Bylaws of Woodward Governor Company as adopted by the
Board of Directors at their meeting on January 23, 1996, to read as follows:


RESOLVED, that Section 4.1 of the Bylaws of the Corporation is hereby amended and restated in its entirety to read as follows:

	SECTION 4.1.  COMMITTEES OF THE BOARD OF DIRECTORS.

The Board of Directors shall designate an Executive Committee, an Audit Committee, a Compensation Committee, a Selection Committee, a Management Operations Committee, and a Stock Option Committee, each of which shall have and may exercise the powers and authority of the Board of Directors to the extent hereinafter provided. The Board of Directors may designate one or more additional committees of the Board of Directors with such powers and authority and shall be specified in the resolution of the Board of Directors. Each committee shall consist of such number of directors not less than two as shall be determined from time to time by resolution of the Board of Directors. The Chairman of the Board of Directors shall be ex-officio a member of all committees of the Board of Directors other than the Audit Committee and the Stock Option Committee, and he shall be chairman of the Executive Committee. All actions of the Board of Directors designating committees, or electing or removing members of such committees, shall be taken by a resolution passed by a majority of the whole Board of Directors. Each committee shall keep a written record of all action taken by it. All action taken by a committee shall be reported to the Board of Directors at its meeting next succeeding such action and shall be subject to approval and revision by the Board of Directors, provided that no legal rights of third parties shall be affected by such revisions and in no event shall the Board of Directors take any action with respect to the Stock Option Committee which would cause the 1996 Long Term Incentive Compensation Plan as amended from time to time (the "Long Term Incentive Plan") to fail to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or cause the members of the Stock Option Committee not to qualify as "disinterested persons" under said Rule 16b-3.

	RESOLVED FURTHER, that the Bylaws of the Corporation are hereby
the 	existing amended by adding the following new Section 4.9 thereto
	immediately following Section 4.8:

	SECTION 4.9.  STOCK OPTION COMMITTEE.

The Stock Option Committee shall have the power to administer the Corporation's Long Term Incentive Plan in accordance with the terms of the Long Term Incentive Plan, and to make all determinations and to take all such actions in connection therewith or in relation thereto as it deems necessary or advisable, including the granting of all incentives to eligible worker members in accordance with the terms of the Long Term Incentive Plan.

	RESOLVED FURTHER, that all shares of the Corporation's Common
Stock
 	issued pursuant to incentives granted in accordance with the terms of
	the Long Term Incentive Plan, upon the receipt by the Corporation of
	the consideration established by the Stock Option Committee in
payment 	therefore, shall be fully paid and non-assessable.